UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. 10(1))

                            BKF Capital Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 par share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  05548G 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Catalyst Fund, L.P.
                              100 Mill Plain Road
                           Danbury, Connecticut 06811

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 30, 2008
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

-------------------------

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 05548G 10 2            SCHEDULE 13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Catalyst Fund, L.P. IRS ID No. 35-2240946
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3 SEC USE ONLY


--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

 WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
--------------------------------------------------------------------------------
NUMBER OF        7    SOLE VOTING POWER

  SHARES              3,891,335
                 --------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

  OWNED BY            0
                 --------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER

  REPORTING           3,891,335
                 --------------------------------------------------------------
   PERSON        10   SHARED DISPOSITIVE POWER

  WITH                0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,891,335
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   48.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   PN
--------------------------------------------------------------------------------

CUSIP No. 05548G 10 2            SCHEDULE 13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Catalyst Fund, G.P., LLC     IRS ID No. 37-1499500
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3 SEC USE ONLY


--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

  Not applicable.
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER

  SHARES              3,891,335
                 --------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

  OWNED BY            0
                 --------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER

  REPORTING           3,891,335
                 --------------------------------------------------------------
   PERSON        10   SHARED DISPOSITIVE POWER

   WITH               0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,891,335
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   48.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   LLC
--------------------------------------------------------------------------------

CUSIP No. 05548G 10 2            SCHEDULE 13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Steven N. Brosnon
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3 SEC USE ONLY


--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

  Not applicable.
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
--------------------------------------------------------------------------------
NUMBER OF        7    SOLE VOTING POWER

  SHARES              3,891,335
                 --------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY            0
                 --------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER

 REPORTING            3,891,335
                 --------------------------------------------------------------
   PERSON        10   SHARED DISPOSITIVE POWER

   WITH               0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,891,335
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   48.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

CUSIP No. 05548G 10 2            SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of the Fund with respect to the common stock, $1.00 par value per share ("Common Stock") of BKF Capital Group, Inc., a Delaware corporation (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at One Rockefeller Plaza, New York, New York 10020. The Issuer has previously reported that as of August , 2008, the Issuer had 7,976,216 shares of Common Stock issued and outstanding.


Item 2. Identity and Background.

   (a-c) This Amendment No. 10 to Schedule 13D is filed on behalf of Catalyst Fund, L.P. (the "Fund"), a Delaware limited partnership. This Schedule 13D is also filed on behalf of the Catalyst Fund G.P., LLC ("CFGP"), a Delaware limited liability company, which is the general partner of the Fund; and Steven N. Bronson the sole member of CFGP and the fund manager of the Fund. The Fund, CFGP and Mr. Bronson each have an office at 100 Mill Plain Road Danbury, Connecticut 06811. Mr. Bronson is the Chairman, President and Treasurer of the Issuer.

   (d) The Fund, CFGP and Mr. Bronson have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) The Fund, CFGP and Mr. Bronson have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has the Fund been nor is it now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   (f) The Fund is a Delaware limited partnership. CFGP is a Delaware limited Liability company. Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

     On October 30, the Fund purchased 10,157 shares of Common Stock in an open market transaction at the price of $1.00 per share for a total cost of approximately $10,157.


Item 4. Purpose of Transaction.

    The Fund acquired the securities of the Issuer for investment purposes. The Fund may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If the Fund does undertake any of the above described possible actions, the Fund will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

  (a)(b) As of November 2, 2008, the Fund owns 3,891,335 shares of the Issuer's Common Stock, representing approximately 48.8% of the total shares of Common Stock issued and outstanding. The Fund has sole voting and sole dispositive power with respect to the Common Stock owned by the Fund. Pursuant to the Issuer's bylaws, the Fund owns a sufficient amount of shares of the Issuer to call a special meeting of the shareholders of the Issuer.

  (c) The following open market transactions were effected by the Fund since its most recent filing of a Schedule 13D:

                    Buy/          Number         Price
Trade Date          Sell         of Shares       Per Share
----------------------------------------------------------
10/14/2008          Buy            4,157         $ 1.10
10/8/2008           Buy            7,442         $ 1.10
10/7/2008           Buy           10,858         $ 1.10
10/3/2008           Buy           35,000         $ 1.10
9/29/2008           Buy            2,500         $ 1.10
9/25/2008           Buy           11,500         $ 1.10
9/23/2008           Buy           18,000         $ 1.1417


   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

   (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   None

Item 7. Material to be Filed as Exhibits.

   None


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2008
                                              Catalyst Fund, L.P.

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON, Sole Member of
                                              Catalyst Fund G.P., LLC,
                                              its general partner


                                              Catalyst Fund, G.P., LLC

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON, Sole Member


                                              Steven N. Bronson

                                              /s/ Steven N. Bronson
                                              ---------------------------------

   Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).